SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       29 July, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1st Quarter Results announcement made on 29 July 2004


FIRST QUARTER RESULTS TO JUNE 30, 2004                     July 29, 2004

HIGHLIGHTS


Group turnover up 0.8 per cent, excluding the impact of mobile termination rate reductions, at GBP4,567 million. Down 0.4 per cent including the impact of mobile termination rate reductions

New wave turnover of GBP936 million, up 32 per cent
Profit before taxation, goodwill amortisation and exceptional items of GBP434 million, down 13 per cent. Up 5 per cent before leaver costs

Earnings per share before goodwill amortisation and exceptional items, down 10 per cent at 3.7 pence. Up 10 per cent at 4.6 pence before leaver costs

Net debt of GBP8,317 million, 7 per cent lower than previous year
Broadband end users of 2.7 million at June 30, 2004

The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted are set out on pages 12 to 16.

Chief Executive's statement

Ben Verwaayen, Chief Executive, said:

"The transformation of our business continues at pace. This is the second consecutive quarter of underlying growth in turnover. New wave turnover, including ICT, broadband, mobility and managed services grew by 32 per cent to GBP936 million. New wave businesses generated over 20 per cent of group turnover in the quarter. This strong growth in new wave has offset the decline in turnover from the traditional business and these results reflect a continuation of recent trends.

"Earnings per share before goodwill amortisation, exceptional items and leaver costs grew by 10 per cent to 4.6 pence.

"Our 21st Century Network (21CN) programme team have announced a number of customer trials with large scale roll out expected in 2006.

"Whilst the environment remains challenging we are confident in our strategy to deliver long-term growth for shareholders."


RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2004


                                           First Quarter                  Year
                                                                         ended
                                  2004        2003   Better (worse)   March 31
                                          (restated)              %       2004
                                                                     (restated)
                                  GBPm        GBPm                        GBPm

Group turnover                   4,567       4,586               -      18,519

EBITDA
- before exceptional items and
leaver costs                     1,444       1,470              (2)      6,015
- before exceptional items       1,342       1,459              (8)      5,813

Profit before taxation
- before goodwill amortisation,
exceptional items and leaver       536         512               5       2,215
costs
- before goodwill amortisation
and exceptional items              434         501             (13)      2,013

- after goodwill amortisation
and exceptional items              416         497             (16)      1,945

Earnings per share
- before goodwill amortisation,
exceptional items and leaver       4.6p        4.2p             10        18.5p
costs
- before goodwill amortisation
and exceptional items              3.7p        4.1p            (10)       16.9p

- after goodwill amortisation
and exceptional items              3.6p        4.1p            (12)       16.4p

Capital expenditure                694         552             (26)      2,673

Free cash flow                     157         618             (75)      2,071

Net debt                         8,317       8,988               7       8,425

The commentary focuses on the results before goodwill amortisation, exceptional items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group.

The results have been restated to reflect the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes' which the group has adopted (see note
1). This restatement results in an additional operating profit charge of GBP3 million for the year ended March 31, 2004 and of GBP1 million for the quarter ended June 30, 2003.

The full profit and loss account, cash flow statement and balance sheet are provided on pages 12 to 16. A reconciliation of EBITDA to group operating profit is provided on page 23.

GROUP RESULTS

The results for the first quarter continue to show the transformation of our business and reflect a continuation of recent trends. Turnover was marginally lower at GBP4,567 million. Excluding the impact of regulatory reductions to mobile termination rates the underlying turnover increased by 0.8 per cent. The operating results in the quarter were impacted by leaver costs of GBP102 million (GBP11 million last year). Excluding leaver costs, earnings per share before goodwill amortisation and exceptional items increased by 10 per cent to 4.6 pence compared to the first quarter last year.

The strong growth in new wave turnover was 32 per cent, reaching GBP936 million in the quarter, higher than the 30 per cent growth through last year. New wave turnover accounted for over 20 per cent of the group's turnover compared to 15 per cent in the first quarter of last year. New wave turnover is mainly generated from Information and Communications Technology (ICT) solutions, broadband, mobility and managed services. ICT turnover grew by 15 per cent to GBP634 million partly reflecting the strong order intake last year. Mobility turnover at GBP43 million achieved growth of 169 per cent. Broadband turnover doubled to GBP186 million.

Turnover from the group's traditional businesses declined by 6 per cent
(5 per cent lower excluding the impact of reductions in mobile termination rates), a percentage point improvement compared to the fourth quarter of last year. This decline reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to better value and more flexible new wave services, such as broadband and Internet Protocol Virtual Private Networks (IPVPN's).

Total consumer turnover in the first quarter was 5 per cent lower (4 per cent lower excluding the impact of reductions to mobile termination rates) compared to the first quarter last year. Traditional consumer turnover declined by 8 per cent reflecting broadband substitution of dial up narrowband internet access, increased Carrier Pre-Selection (CPS) penetration, mobile substitution and the reduction in fixed to mobile calls. New wave consumer turnover doubled, driven by the continuing growth of broadband and mobility. BT Together packages provide an important element in defending traditional turnover with an increase of 119,000 customers over the first quarter last year. With effect from July 1, 2004 we are building on the success of the BT Together family of packages and simplifying our pricing structure. This will bring low call charges and reductions in line rental to our three BT Together fixed monthly fee packages and will make it easier for customers to compare the value they get from BT with similar offerings from competitors. Nine million standard rate customers have now joined the existing nine million BT Together customers.

The underlying 12 month rolling average revenue per customer household (net of mobile termination charges) of GBP265 declined by GBP3 compared to last quarter with higher revenues from broadband being offset by call revenue reductions. Contracted revenues increased by 1 percentage point to 59 per cent compared to the fourth quarter last year.

Turnover from smaller and medium sized businesses declined by 4 per cent
(3 per cent excluding the impact of reductions to mobile termination rates). BT Business Plan, launched in January 2003, more than doubled the number of business locations to 294,000 (191,000 customers) by June 30, 2004. This, together with our BT Local Business activity, defended some of the decline in the traditional business as well as driving the growth in new wave turnover of 40 per cent.

Major Corporate (UK and international) turnover increased by 1 per cent with the strong growth in new wave turnover (19 per cent) offsetting the decline in traditional services. There is a continued migration from traditional voice only services to managed ICT solutions contracts. ICT contract wins amounted to more than GBP1.3 billion in the first quarter.

Our estimate of market share by volume of fixed to fixed voice minutes is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. BT's estimated consumer market share declined by
1.5 percentage points in the first quarter to around 66 per cent compared to last quarter whilst the estimated business market share declined by
0.3 percentage points to around 43 per cent.

Wholesale (UK and Global Carrier) increased by 7 per cent (11 per cent excluding the impact of reductions to mobile termination rates). Growth in new wave turnover of 81 per cent from our UK Wholesale business was driven by broadband and managed services, which more than compensated for the decline in our traditional UK Wholesale product prices.

There was an installed base of 2.7 million wholesale broadband lines by June 30, 2004, an increase of 154 per cent on the number of connections
12 months ago, with net additions in the quarter growing at more than 36,000 per week. BT Retail had 1,102,000 broadband connections at June 30, 2004, an increase of 98 per cent on June 30, 2003.

BT has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. The group achieved a 3 per cent improvement in the level of customer dissatisfaction in the quarter.

Group operating costs before goodwill amortisation, exceptional items and leaver costs were reduced by 1 per cent compared to the first quarter of last year. Leaver costs increased in the quarter to GBP102 million (GBP11 million last year) with staff numbers declining by 1 per cent since March 31, 2004 to 98,700 employees. Net staff costs, excluding leaver costs, decreased by GBP28 million compared to the first quarter last year to GBP875 million due to improved efficiency offset by the impact of increases in pay rates. Payments to other telecommunication operators were GBP51 million (5 per cent) lower than last year mainly reflecting the impact of the mobile termination rate reductions. Other operating costs (excluding goodwill amortisation and exceptional items) increased by GBP74 million. In linewith our expectations this includes investment in new wave initiatives, such as strengthening our ICT delivery capabilities outside the UK and higher marketing costs. These were partly offset by efficiency cost savings and the impact of foreign exchange.

Depreciation was GBP30 million lower than the first quarter of last year at GBP699 million reflecting shorter life assets becoming fully depreciated and more efficient capital expenditure over recent years.

Group operating profit before goodwill amortisation, exceptional items and leaver costs increased by 1 per cent compared to the first quarter of last year. The operating profit margin before leaver costs improved by 0.2 percentage points to 16.3 per cent in the first quarter. The improved operating profit margin reflects further cost efficiencies and reductions to mobile termination charges and was achieved despite the lower margins from new wave businesses compared to our traditional business. The GBP91 million increase in leaver costs resulted in group operating profit, before goodwill amortisation and exceptional items, after leaver costs being 12 per cent lower than the first quarter of last year.

BT's share of associates and joint ventures operating losses before goodwill amortisation and exceptional items was GBP5 million in the quarter (GBP3 million loss last year).

Net interest payable before exceptional items was GBP204 million for the quarter, an improvement of GBP21 million against last year reflecting the reduction in the level of net debt. Profit before taxation, goodwill amortisation and exceptional items of GBP434 million in the quarter decreased by 13 per cent and includes the impact of the GBP91 million increase in leaver costs.

The taxation rate on the profit before goodwill amortisation and exceptional items was 26.5 per cent in the quarter (30.5 per cent last year). The lower effective tax rate reflects reduced overseas losses for which relief is not available and greater tax efficiency in the group.

Earnings per share before goodwill amortisation, exceptional items and leaver costs increased by 10 per cent at 4.6 pence for the quarter. The high leaver costs meant that earnings per share before goodwill amortisation and exceptional items reduced by 10 per cent compared to the first quarter last year at 3.7 pence.

Exceptional items and goodwill

Net exceptional items in the quarter reduced profit before taxation by GBP14 million. An exceptional property rationalisation charge of GBP17 million was recognised in the quarter in relation to the rationalisation of the group's provincial offices portfolio. This rationalisation programme is expected to continue throughout the current financial year and beyond giving rise to additional rationalisation costs. This was offset by the GBP3 million profit on disposal of certain group investments, including the 4.8 per cent interest in New Skies Satellite for consideration of EUR36 million (GBP24 million).

Goodwill amortisation was GBP4 million for the quarter (GBP3 million last year). Earnings per share after goodwill amortisation and exceptional items were
3.6 pence in the quarter compared to 4.1 pence last year.

Cash flow and net debt

Cash inflow from operating activities amounted to GBP1,206 million in the quarter compared to GBP1,509 million in the first quarter last year. The reduction includes the impact of additional leaver costs of GBP118 million, the partial reversal of the strong working capital position at the end of last quarter and investment in major contracts.

Return on investments and servicing of finance reflects a net cash outflow of GBP302 million compared to GBP290 million in the first quarter last year. This movement was mainly driven by the increased interest payments arising from the restructuring of the swap portfolio completed last year, offset by the impact of the reduced net debt position.

The net cash outflow on fixed asset purchases and sales was GBP706 million in the quarter which compares to GBP593 million last year reflecting the move to a flatter profile of capital expenditure through the year, the investment in the NHS contracts and transformational expenditure on the network.

Implementing a 21st Century Network (21CN) is a core element of BT's transformation programme. 21CN is the enabling infrastructure for growth and will drive radical operational simplification and is expected to reduce annual cash costs by GBP1 billion by the 2008/9 financial year. 21CN will enable BT to launch new services to market faster and will empower customers with new levels of control, choice and flexibility over a range of converged communications services.

In June 2004, we announced a number of live trials and an indicative timetable to complete implementation of 21CN. This year we will pilot the transfer of voice calls from our public switched telephony network (PSTN) to a new, dedicated, Internet Protocol (IP) network and trial the technical and economic issues behind the deployment of fibre deeper into the access network with a focus on new installations. Subject to the trials, we expect to begin large scale rollout of 21CN during 2006 with the deployment substantially complete by around the end of the decade.

Free cash flow (before acquisitions and disposals, dividends and financing) was a net inflow of GBP157 million in the quarter.

The share buyback programme continued with the repurchase of 17 million shares for GBP31 million in the quarter.

Net debt continued to improve and was GBP8,317 million at June 30, 2004,
7 per cent below last year.
_____________________________________________________________________
BT's final dividend of 5.3 pence per share will be paid on September 6, 2004 to shareholders on the register on August 6, 2004.

The second quarter and half year's results are expected to be announced on November 11, 2004.


BT Retail
                               First quarter ended June 30       Year ended
                                2004    2003*  Better (worse)      March 31
                                                                       2004*
                                GBPm    GBPm     GBPm        %          GBPm

Group turnover                 3,116   3,173      (57)      (2)       12,940
Gross margin                     825     857      (32)      (4)        3,517
Sales, general and
administration costs             533     484      (49)     (10)        2,123
EBITDA                           292     373      (81)     (22)        1,394
Depreciation                      33      47       14       30           162
Operating profit                 259     326      (67)     (21)        1,232
Leaver costs                      43       1      (42)  n/m              112
Operating profit before leaver
costs                            302     327      (25)      (8)        1,344

Capital expenditure               28      20       (8)     (40)          118

*Restated to reflect changes in intra-group trading arrangements.

Growth in new wave turnover of 31 per cent was offset by the 7 per cent decline in traditional turnover which resulted in an overall decline of 2 per cent compared to the first quarter of last year. After adjusting for the regulatory reductions to mobile termination rates, turnover declined by 1 per cent.


                             First quarter ended June 30         Year ended
BT Retail turnover            2004    2003*  Better (worse)        March 31
                                                                       2004*
                              GBPm    GBPm     GBPm       %             GBPm

Voice Services               2,099   2,266     (167)     (7)          8,906
Intermediate Products          442     468      (26)     (6)          1,868
Traditional                  2,541   2,734     (193)     (7)         10,774
ICT                            413     365       48      13           1,734
Broadband                      110      57       53      93             307
Mobility                        38      14       24     171              84
Other                           14       3       11   n/m                41
New Wave                       575     439      136      31           2,166
 Total                       3,116   3,173      (57)     (2)         12,940

Sales to other BT businesses
incl. above                     95      46       49     107             338

*Restated to reflect changes in intra-group trading arrangements.

Turnover from voice services was 7 per cent lower than the first quarter of last year. The overall market for fixed to fixed voice call minutes is estimated to have declined by 3 per cent compared to the first quarter of last year, partly reflecting the migration to new wave products and services such as IPVPN's and substitution by e-mail, instant messaging and mobile services.

BT Group's total originating measured call volumes have decreased by 13 per cent in the quarter compared to the first quarter last year. Part of the decline in measured call volumes is due to the migration to broadband, which is not measured in minutes, and the consequent reduction in dial up internet minutes. There has been an increased penetration of pricing packages and contracted revenues which reduces the direct relationship between call minutes and turnover.

Turnover from intermediate products decreased by 6 per cent compared to the first quarter of last year mainly driven by a decline in private circuits and ISDN as customers migrate to new wave products including broadband and IPVPN.

BT Retail's new wave turnover increased by 31 per cent compared to the first quarter of last year. ICT turnover increased by 13 per cent, reflecting strong growth compared to the overall market with new IP based service contract wins offset by a decline in business telephony equipment.

The growth of broadband continues with 1,102,000 BT Retail connections at June 30, 2004, an increase of 14 per cent in the quarter. During the quarter, BT Retail's market share of DSL net additions was 29 per cent. Broadband turnover grew by 93 per cent compared to the first quarter last year to GBP110 million. From July 1, 2004, BT has reduced its prices on BT Yahoo! 1mb, BT Yahoo! 512k and BT Broadband in line with other competitors.

In November 2003, BT launched BT Mobile Home Plan through retail stores which had attracted over 87,000 connections at June 30, 2004, more than doubling the number of connections in the quarter. BT had consumer and corporate mobile connections of 215,000 at June 30, 2004 reflecting growth of over 70,000 connections (49 per cent) on last quarter. BT Retail turnover from mobility services increased by 171 per cent compared to the first quarter last year to GBP38 million.

The gross margin reduced by 0.5 percentage points to 26.5 per cent compared to the first quarter of last year, reflecting the change in the revenue mix from traditional business to new wave services.

Cost transformation programmes continued to generate savings in the traditional business with GBP13 million of savings before leaver costs (3 per cent) achieved in the quarter. BT Retail incurred leaver costs of GBP43 million in the quarter, an increase of GBP42 million over last year.

Operating profit in the quarter of GBP259 million was 21 per cent lower than the prior year. However, excluding the impact of leaver costs, operating profit decreased by 8 per cent.


BT Wholesale
                               First quarter ended June 30        Year ended
                                 2004     2003*  Better (worse)     March 31
                                                                        2004*
                                 GBPm     GBPm     GBPm       %         GBPm

External turnover                 941      886       55       6        3,473
Internal turnover               1,310    1,374      (64)     (5)       5,410
Group turnover                  2,251    2,260       (9)      -        8,883
Variable cost of sales            553      533      (20)     (4)       2,092
Gross variable profit           1,698    1,727      (29)     (2)       6,791
Network and SG&A costs            764      751      (13)     (2)       2,989
EBITDA                            934      976      (42)     (4)       3,802
Depreciation                      477      474       (3)     (1)       1,919
Operating profit                  457      502      (45)     (9)       1,883
Leaver costs                       41        -      (41)     n/m          46
Operating profit before leaver
costs                             498      502       (4)     (1)       1,929

Capital expenditure               475      368     (107)    (29)       1,809

*Restated to reflect changes in intra-group trading arrangements.

Wholesale turnover for the quarter of GBP2,251 million was GBP9 million lower and gross variable profit of GBP1,698 million was GBP29 million (2 per cent) lower than the first quarter last year. EBITDA before leaver costs was maintained year on year.

External turnover in the quarter of GBP941 million increased by GBP55 million
(6 per cent). Excluding the impact of regulatory reductions to mobile termination rates the underlying external turnover increased by 10 per cent. The growth was driven by the increase in new wave turnover and offset the impact of continued regulatory price reductions. New wave turnover grew by 81 per cent to GBP130 million in the quarter which is driven by the increase in broadband and managed services.

Internal turnover declined by 5 per cent to GBP1,310 million reflecting the flow through of lower volumes of calls, lines and private circuits, as well as the group's policy of reflecting regulatory price changes in internal charges.

The focus on cost savings continued this quarter with the achievement of GBP28 million reductions in network and SG&A costs which equates to GBP48 million efficiency savings in the quarter. These reductions were offset by a GBP41 million increase in leaver costs over the same quarter last year.

Capital expenditure increased by 29 per cent to GBP475 million when compared to the first quarter last year. This reflects a more even profile of capital expenditure through the year and further expenditure on transforming the group's network, particularly the hands-off access network and broadband.


BT Global Services
                             First quarter ended June 30         Year ended
                               2004     2003   Better (worse)      March 31
                                                                       2004
                               GBPm     GBPm     GBPm        %         GBPm

Group turnover                1,411    1,345       66        5        5,782
EBITDA                          102       95        7        7          508
Operating loss                  (36)     (51)      15       29         (105)
Leaver costs                     13        8       (5)     (63)          33
Operating loss before leaver
costs                           (23)     (43)      20       47          (72)
Capital expenditure             149      102      (47)     (46)         479

See note 2 for additional detail.

Turnover for the quarter rose by 5 per cent to GBP1,411 million. Excluding the adverse impact of exchange rates turnover growth was 6.4 per cent, which equates to an additional 0.5 per cent underlying turnover growth at a group level. Solutions turnover grew by 12 per cent reflecting the conversion of the strong order intake over the past twelve months. BT Syntegra produced another strong quarter's turnover growth, with the NHS contracts contributing towards the growth of 33 per cent. Solutions and BT Syntegra achieved orders of GBP1.3 billion in the quarter which results in orders of GBP6.3 billion over the last twelve months. Global Products turnover grew by 5 per cent (7 per cent excluding the impact of exchange rates) benefiting from growth in Multi Protocol Label Switching (MPLS) turnover. Global Carrier turnover grew by 3 per cent.

EBITDA increased by 7 per cent from the first quarter of last year to GBP102 million. The increase in turnover, together with lower network, selling, general and administration costs, following continuing cost reduction initiatives, helped generate a GBP15 million improvement in operating losses. The costs included the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities and leaver costs of GBP13 million (GBP8 million last year). We expect the underlying cost base in Global Services will continue to improve.

Capital expenditure in the quarter at GBP149 million increased by GBP47 million compared to quarter one last year mainly due to expenditure on the NHS contracts.
___________________________________________________________________________


GROUP PROFIT AND LOSS ACCOUNT
for the three months ended June 30, 2004
-------------------- ------             ----------         ----------- ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                             (note 4)
 (unaudited)          Notes                 GBPm                 GBPm      GBPm
-------------------- ------             ----------         ----------- ---------

Group turnover           2                 4,567                   -     4,567
Other operating
income                                        41                   -        41
Operating
costs                    3                (3,965)                (21)   (3,986)

Group operating
profit (loss)            2                   643                 (21)      622
Group's share
of operating
losses of
associates and
joint ventures                                (5)                  -        (5)
Total
operating
profit (loss)                                638                 (21)      617

Profit on sale
of fixed asset
investments
and group
undertakings                                   -                   3         3
Net interest
payable                  5                  (204)                  -      (204)

Profit (loss)
before
taxation                                     434                 (18)      416

Taxation                                    (115)                  4      (111)

Profit (loss)
after taxation
and attributable to
shareholders                                 319                 (14)      305

Earnings per
share                    6
- basic                                      3.7p                          3.6p
- diluted                                    3.7p                          3.5p
--------------------  ------            ----------         ----------- ---------




GROUP PROFIT AND LOSS ACCOUNT

for the three months ended June 30, 2003
-------------------- ------             ----------         ----------- ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                             (note 4)
(unaudited, restated Notes                  GBPm                 GBPm      GBPm
- see note 1)
-------------------- ------             ----------         ----------- ---------

Group turnover           2                 4,586                   -     4,586
Other operating
income                                        52                   -        52
Operating
costs                    3                (3,909)                 (3)   (3,912)

Group operating
profit (loss)            2                   729                  (3)      726
Group's share
of operating
losses of
associates and
joint ventures                                (3)                  -        (3)
Total
operating
profit (loss)                                726                  (3)      723

Loss on sale
of fixed asset
investments
and group
undertakings                                   -                  (1)       (1)
Net interest
payable                  5                  (225)                  -      (225)

Profit (loss)
before
taxation                                     501                  (4)      497

Taxation                                    (153)                  -      (153)

Profit (loss)
after taxation                               348                  (4)      344
Minority
interests                                      6                   -         6
Profit (loss)
attributable to
shareholders                                 354                  (4)      350

Earnings per
share                    6
- basic                                      4.1p                          4.1p
- diluted                                    4.1p                          4.0p
--------------------  ------            ----------         ----------- ---------



GROUP PROFIT AND LOSS ACCOUNT

for the year ended March, 31, 2004
-------------------- ------             ----------         ----------- ---------
                                 Before goodwill            Goodwill     Total
                                amortisation and    amortisation and
                               exceptional items   exceptional items
                                                             (note 4)
(restated - see note Notes                  GBPm                 GBPm      GBPm
1)
-------------------- ------             ----------         ----------- ---------

Group turnover           2                18,519                   -    18,519
Other operating
income                                       177                   -       177
Operating
costs                    3               (15,807)                (19)  (15,826)

Group operating
profit (loss)            2                 2,889                 (19)    2,870
Group's share
of operating
losses of
associates and
joint ventures                                (8)                (26)      (34)
Total operating
profit (loss)                              2,881                 (45)    2,836

Profit on sale
of fixed asset
investments
and group
undertakings                                   4                  32        36
Profit on sale
of property
fixed assets                                  14                   -        14
Net interest
payable                  5                  (886)                (55)     (941)

Profit (loss)
before
taxation                                   2,013                 (68)    1,945

Taxation                                    (568)                 29      (539)

Profit (loss)
after taxation                             1,445                 (39)    1,406
Minority
interests                                      8                   -         8
Profit (loss)
attributable to
shareholders                               1,453                 (39)    1,414

Dividends                                                                 (732)
Retained
profit for the
period                                                                     682

Earnings per
share                    6
- basic                                     16.9p                         16.4p
- diluted                                   16.8p                         16.3p
--------------------  ------            ----------         ----------- ---------




GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2004
---------------------------   --------   --------- ---   ---------       ----
                                       First quarter ended June          Year
                                            30 (unaudited)              ended
                                                                     March 31
                                             2004        2003            2004
                                             GBPm        GBPm            GBPm
---------------------------   --------   --------- ---   ---------       ----
Net cash inflow from operating
activities* (note 7)                        1,206       1,509           5,389

Dividends from associates and
joint ventures                                  -           -               3

Net cash outflow for returns on
investments and servicing of
finance**                                    (302)       (290)           (527)

Taxation paid                                 (41)         (8)           (317)
                                           --------   ---------       ---------
Purchase of tangible fixed
assets                                       (744)       (607)         (2,684)
Net sale of fixed asset
investments                                    23           -             131
Sale of tangible fixed assets                  15          14              76
                                           --------   ---------       ---------
Net cash outflow for capital
expenditure and financial
investments                                  (706)       (593)         (2,477)
---------------------------                --------   --------- ---   ---------
Free cash inflow before
acquisitions, disposals and
dividends                                     157         618           2,071
---------------------------                --------   --------- ---   ---------
                                           --------   ---------       ---------
Acquisitions                                   (2)          -             (61)
Disposals                                       -           -               1
                                           --------   ---------       ---------
Net cash outflow for
acquisitions and disposals                     (2)          -             (60)

Equity dividends paid                           -           -            (645)

Cash inflow before use of liquid
resources and financing                       155         618           1,366

Management of liquid resources                 56        (391)          1,123
                                           --------   ---------       ---------
Repurchase of ordinary share
capital                                       (31)          -            (144)
New loans                                       -           -           1,326
Repayment of loans                           (172)        (12)         (3,627)
                                           --------   ---------       ---------

Net cash outflow from financing              (203)        (12)         (2,445)
Increase in cash                                8         215              44

Decrease in net debt from cash
flows (note 8)                                124         618           1,222
---------------------------                --------   --------- ---   ---------

*Net of deficiency and special
pension contributions                           -           -            (742)
**Net of interest (payments)
receipts on restructuring
currency swap portfolio                       (18)          -             420



GROUP BALANCE SHEET
at June 30, 2004
------------------------------------------- ---------    ---------    ---------
                                             June 30      June 30     March 31
                                                2004         2003         2004
                                                       (restated*)  (restated*)
                                                GBPm         GBPm          GBPm
------------------------------------------- ---------    ---------    ---------

Fixed assets
Intangible assets                                204          205          204
Tangible assets                               15,466       15,676       15,487
Investments                                      297          453          324
                                              15,967       16,334       16,015
Current assets
                                             ---------    ---------    ---------
Stocks                                           111           92           89
Debtors                                        5,261        4,784        5,189
Investments                                    5,071        6,928        5,163
Cash at bank and in hand                         144           77          109

                                              10,587       11,881       10,550
Creditors: amounts falling due within one
year
Loans and other borrowings                     1,112        2,684        1,271
Other creditors                                7,142        6,861        7,252
                                               8,254        9,545        8,523
                                             ---------    ---------    ---------

Net current assets                             2,333        2,336        2,027

Total assets less current liabilities         18,300       18,670       18,042

Creditors: amounts falling due after more
than one year
Loans and other borrowings                    12,420       13,309       12,426

Provisions for liabilities and charges         2,491        2,350        2,504

Minority interests                                46           57           46

Capital and reserves (note 9)
                                             ---------    ---------    ---------
Called up share capital                          432          434          432
Reserves                                       2,911        2,520        2,634
                                             ---------    ---------    ---------
Total equity shareholders' funds               3,343        2,954        3,066

                                              18,300       18,670       18,042
------------------------------------------- ---------    ---------    ---------

*See note 1 for details of restatement.

NOTES

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the Report and Accounts of BT Group plc for the year ended March 31, 2004, except that during the quarter ending June 30, 2004, the group adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders' funds. UITF 17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards from previously being based on the book value of shares held in the ESOP trusts to being based on the fair value of shares at the date the award is made.

An additional charge of GBP3 million for the year ended March 31, 2004 and of GBP1 million for the quarter ended June 30, 2003 has been made to the group profit and loss account. The effect on the group's balance sheet at March 31, 2004 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP25 million and to reduce shareholders' funds by GBP28 million. The effect at June 30, 2003 has been to reduce fixed assets by GBP98 million, to reduce other creditors by GBP37 million and to reduce shareholders' funds by GBP61 million.

Figures for the year ended March 31, 2004 are extracts from the group accounts for that year with the exception of the accounting policy change noted above.

The group accounts for the year ended March 31, 2004, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the Board of Directors on May 19, 2004 and published on June 2, 2004.

2 Results of businesses


(a)                Operating results

                      External   Internal   Group      Group operating   EBITDA
                      turnover   turnover   turnover   profit (loss)    (ii)
                                                       (ii)
                          GBPm       GBPm       GBPm             GBPm     GBPm

First quarter ended
June 30, 2004
BT Retail                3,021         95      3,116              259      292
BT Wholesale               941      1,310      2,251              457      934
BT Global
Services                   598        813      1,411              (36)     102
Other                        7          -          7              (37)      14
Intra-group items (i)        -     (2,218)    (2,218)               -        -

              Total      4,567          -      4,567              643    1,342

First quarter ended
June 30, 2003
(restated - see
below)
BT Retail                3,127         46      3,173              326      373
BT Wholesale               886      1,374      2,260              502      976
BT Global
Services                   567        778      1,345              (51)      95
Other                        6          -          6              (48)      15
Intra-group items (i)        -     (2,198)    (2,198)               -        -

              Total      4,586          -      4,586              729    1,459

Year ended March 31,
2004
(restated - see
below)
BT Retail               12,602        338     12,940            1,232    1,394
BT Wholesale             3,473      5,410      8,883            1,883    3,802
BT Global
Services                 2,410      3,372      5,782             (105)     508
Other                       34          1         35             (121)     109
Intra-group items (i)       -     (9,121)    (9,121)               -        -

              Total     18,519          -     18,519            2,889    5,813

(i) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

(ii) Before goodwill amortisation and exceptional items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and changed with effect from April 1, 2004 in certain circumstances to reflect simplification of internal trading flows and reorganisations within the group. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level. In addition, the group adopted UITF 38 and UITF 17 (revised 2003) which impacted the comparative figures and is discussed further in note 1.

2 Results of businesses continued


BT Global Services analysis

                               First quarter ended June 30          Year ended
                               --------------------------
                                                                      March 31
                                 2004     2003   Better (worse)           2004
                                 GBPm     GBPm    GBPm        %           GBPm

Group turnover
Solutions                         686      614      72       12          2,736
Syntegra                          192      144      48       33            721
Global Products                   453      433      20        5          1,831
Global Carrier                    239      231       8        3            962
Other and eliminations           (159)     (77)    (82)    (106)          (468)

                                1,411    1,345      66        5          5,782
EBITDA
Solutions                          63       62       1        2            337
Syntegra                            4        4       -        -             37
Global Products                    30       21       9       43            113
Global Carrier                     45       40       5       13            163
Other (i)                         (40)     (32)     (8)     (25)          (142)

                                  102       95       7        7            508

Operating profit (loss) (ii)
Solutions                          44       43       1        2            261
Syntegra                            2        2       -        -             28
Global Products                   (61)     (74)     13       18           (273)
Global Carrier                     24       17       7       41             74
Other (i)                         (45)     (39)     (6)     (15)          (195)

                                  (36)     (51)     15       29           (105)

Capital expenditure               149      102     (47)     (46)           479

(i) Other is after charging leaver costs of GBP13m in the first quarter (GBP8m in the first quarter last year and GBP33m in the year ended 31 March 2004).

(ii) Before goodwill amortisation.

2 Results of businesses continued


(b) Group turnover analysis
                        First quarter ended June 30                 Year ended
                                                                      March 31
                           2004      2003   Better (worse)                2004
                           GBPm      GBPm      GBPm       %               GBPm

Traditional               3,631     3,876      (245)     (6)            15,132
New wave                    936       710       226      32              3,387
                          4,567     4,586       (19)      -             18,519

Consumer                  1,425     1,497       (72)     (5)             5,974
Business                    623       650       (27)     (4)             2,600
Major Corporate           1,424     1,416         8       1              5,881
Wholesale/Carrier         1,088     1,017        71       7              4,030
Other                         7         6         1      17                 34

                          4,567     4,586       (19)      -             18,519

Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories) and BT Wholesale (broadband and managed services) and the external turnover of Global Solutions and BT Syntegra. Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME customers.

Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.

Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.


(c) Capital expenditure on plant, equipment and motor vehicle additions

                                                                    Year ended
                                First quarter ended June 30           March 31
                                        2004           2003               2004
                                        GBPm           GBPm               GBPm

BT Retail                                 28             20                118
BT Wholesale
Access                                   269            215                966
Switch                                    30             11                 87
Transmission                              45             54                213
Products/systems support                 131             88                543

                                         475            368              1,809
BT Global Services
Syntegra and Solutions                    47             36                121
UK Networks                               37             24                131
Other                                     65             42                227

                                         149            102                479
Other (including fleet vehicles
and property)                             42             62                267

                        Total            694            552              2,673


3 Operating costs
                                                                   Year ended
                                   First quarter ended June 30       March 31
                                       2004               2003           2004
                                              (restated)           (restated)
                                       GBPm               GBPm           GBPm

Net staff costs before leaver
costs                                   875                903          3,536
Leaver costs                            102                 11            202
Net staff costs                         977                914          3,738
Depreciation                            699                729          2,921
Payments to telecommunication
operators                               988              1,039          3,963
Other operating costs                 1,301              1,227          5,185
Total before goodwill amortisation    3,965              3,909         15,807
and exceptional items
Goodwill amortisation                     4                  3             12
Exceptional items                        17                  -              7

                           Total      3,986              3,912         15,826


4 Exceptional items and goodwill amortisation
                                                                    Year ended
                                    First quarter ended June 30       March 31
                                            2004           2003           2004
                                            GBPm           GBPm           GBPm

Exceptional operating costs                  (17)             -             (7)
Profit (loss) on sale of fixed
asset investments and group
undertakings                                   3             (1)            32
Impairment of investments                      -              -            (26)
Net interest payable                           -              -            (55)
Goodwill amortisation                         (4)            (3)           (12)
Net charge before tax and minority
interests                                    (18)            (4)           (68)

5 Net interest payable
                                                                    Year ended
                              First quarter ended June 30             March 31
                                      2004           2003                 2004
                                      GBPm           GBPm                 GBPm

Group                                  259            288                1,220
Joint ventures and associates            2              5                   19
Total interest payable                 261            293                1,239
Interest receivable                    (57)           (68)                (298)
Net interest payable                   204            225                  941

Analysed:
Before exceptional items               204            225                  886
Exceptional items                        -              -                   55

                      Total            204            225                  941

6 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average numbers of shares in the periods were:


                                                                     Year ended
                             First quarter ended June 30               March 31
                                    2004           2003                    2004
                                            millions of shares

Basic                              8,557          8,623                   8,621
Diluted                            8,597          8,673                   8,676


7 Reconciliation of operating profit to operating cash flow


                                                                     Year ended
                               First quarter ended June 30             March 31
                                   2004               2003                 2004
                                                (restated)            (restated)
                                   GBPm               GBPm                  GBPm

Group operating profit              622                726               2,870
Depreciation and amortisation       703                733               2,936
Changes in working capital         (164)                13                 240
Provision movements, pensions        45                 37                (657)
and other
Net cash inflow from operating
activities                        1,206              1,509               5,389


8 Net debt


(a)                Analysis
                                                     At June 30    At March 31
                                                   2004     2003          2004
                                                   GBPm     GBPm          GBPm

Long-term loans and other borrowings falling due
after more than one year                         12,420   13,309        12,426
Short-term borrowings and long-term loans and
other borrowings falling due within one year      1,112    2,684         1,271
Total debt                                       13,532   15,993        13,697
Short-term investments                           (5,071)  (6,928)       (5,163)
Cash at bank                                       (144)     (77)         (109)
Net debt at end of period                         8,317    8,988         8,425


8 Net debt continued


(b)               Reconciliation of net cash flow to movement in net debt

                                                                    Year ended
                                  First quarter ended June 30         March 31
                                        2004           2003               2004
                                        GBPm           GBPm               GBPm

Net debt at beginning of period        8,425          9,573              9,573
Decrease in net debt resulting
from cash flows                         (124)          (618)            (1,222)
Net debt assumed or issued on
acquisitions                               -              -                  1
Currency and other movements               -              5                  4
Other non-cash movements                  16             28                 69
Net debt at end of period              8,317          8,988              8,425


9 Share capital and reserves



                                                      Reserves           Total
                                  Share capital     (restated)       (restated)
                                           GBPm           GBPm            GBPm

Balances at April 1, 2004                   432          2,634          3,066
Profit for the three months ended
June 30, 2004                                 -            305            305
Currency movements                            -             (4)            (4)
Other                                         -            (24)           (24)
Balances at June 30, 2004                   432          2,911          3,343


10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)


                                                                    Year ended
                                First quarter ended June 30           March 31
                                    2004               2003               2004
                                                 (restated)          (restated)
                                    GBPm               GBPm                GBPm

Group operating profit               622                726              2,870
Exceptional items                     17                  -                  7
Depreciation                         699                730              2,924
Goodwill amortisation                  4                  3                 12
EBITDA before exceptional items    1,342              1,459              5,813


11 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.


                                                                   Year ended
                              First quarter ended June 30            March 31
                                   2004           2003                   2004

Net income attributable to           73            288                    883
shareholders including
exceptional items (GBPm)

Earnings per ADS (GBP)
- basic                            0.09           0.33                   1.02
- diluted                          0.08           0.33                   1.02

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is a GBP1,849m deficit at June 30, 2004 (June 30, 2003 - GBP2,334m, March 31, 2004 - GBP1,455m).


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: cash flow and earnings per share; expectations regarding broadband, ICT, mobility and managed services growth, ADSL broadband roll out, and revenues from new wave products and services; the possible or assumed future results of operations of BT and/or its lines of business; investment in, and rollout of, the 21st century network and the generation of long-term cost savings and customer benefits; and expectations regarding long term growth for shareholders.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 29 July, 2004